

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 3, 2016

<u>Via E-mail</u>
Mr. John C. R. Hele
Executive Vice President and Chief Financial Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

> **Re: MetLife, Inc.**
> **Form 8-K**
> **Filed August 3, 2016**
> **File No. 001-15787**

Dear Mr. Hele:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Exhibit 99.1: News release dated August 3, 2016</u>
<u>Second Quarter Results, page 1</u>

1. Your comparison of non-GAAP results to prior periods without a corresponding discussion of GAAP results causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please include a comparison of your GAAP results to those of prior periods in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Second Quarter 2016 Summary, page 2</u>

2. Your discussion at the top of page 3 lacks mention of the most comparable GAAP measures, which causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please provide a discussion of the most

comparable GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Non-GAAP and Other Financial Disclosures, page 6

3. In your next earnings release, please provide a more substantive, and concise, discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter for each of the measures that you expect to present in the next earnings release.

Consolidated Statements of Operating Earnings Available to Common Shareholders (Unaudited)

4. You present a full income statement of non-GAAP measures, which causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please remove your full income statement of non-GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

5. Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

6. Please disclose how you calculated the income tax benefits of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Reconciliation to Premiums, Fees and Other Revenues (Unaudited)

7. You present adjustments to premiums, fees, and other revenues but do not explain what these adjustments are or quantify them. Please tell us what these adjustments represent and provide additional disclosure in your future earnings releases. This comment also applies to your "other adjustments to revenues" and "other adjustment to expense" in your reconciliation to revenues and expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3426.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance